CRYSTAL SYSTEMS SOLUTIONS ANNOUNCES RESULTS OF ITS SPECIAL MEETING OF SHAREHOLDERS

Herzlia, Israel -November 14, 2002 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS) today announced results of its Special Meeting of Shareholders held at the Company's offices today.

Having met the quorum requirements for the meeting, 94% of the shareholders who do not have a personal interest in the transaction approved the Share Exchange Agreement between Crystal, Formula Systems (1985) Ltd., and certain additional shareholders of Liraz Systems Ltd., and the issuance of 3,478,624 ordinary shares to Liraz's selling shareholders in exchange for 5,809,302 shares of Liraz, in accordance with the terms of the Share Exchange Agreement.

As a result, these Liraz shareholders own approximately 26% of the outstanding shares of Crystal, and Crystal owns approximately 86% of Liraz.

About Crystal

Crystal Systems Solutions Ltd. develops solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com

All names and trademarks are their owners' property.

Contact: Iris Yahal, +972-9-9600233